Unaudited Pro Forma Combined Balance Sheet
As of September 30, 2010

	AdCare Health Systems, Inc. and Subsidiaries (A)	Coosa Valley Health Care, Inc. (B)	Attalla Health Care, Inc. (B)	To eliminate assets not acquired and liabilities not assumed (C)	Coosa Acquisition Proforma Adjustments (D)	Attalla Acquisition Proforma Adjustments (E)	Proforma Combined
ASSETS							
Current Assets:							
Cash	$ 5,454,714	$ 300,534	$ 667,838	$ (968,372)	$ (1,435,894)	$ (2,326,407)	$ 1,692,413
Accounts receivable:							-
Long-term care resident receivables, net	5,886,193	437,265	1,035,526	(1,472,791)	-	-	5,886,193
Management, consulting and development	396,564	-	-	-	-	-	396,564
Advances and receivables from affiliates, current	20,855	-	-	-	-	-	20,855
Other receivables	438,978	-	-	-	-	-	438,978
Prepaid expenses and other	663,263	4,183	4,161	(8,344)	-	-	663,263
Total current assets	12,860,567	741,982	1,707,525	(2,449,507)	(1,435,894)	(2,326,407)	9,098,266
Restricted cash	1,898,017	-	-	-	-	-	1,898,017
Certificate of deposit, restricted	-	-	-	-	750,000	832,000	1,582,000
Property and equipment, net	23,646,931	333,962	1,071,053	(1,405,015)	7,120,000	6,760,000	37,526,931
Intangibles, net	2,277,796	-	-	-	2,480,000	3,640,000	8,397,796
Goodwill	2,679,482	-	-	-	-	-	2,679,482
Escrow deposits on acquisitions	2,735,301	-	-	-	(300,000)	(300,000)	2,135,301
Lease deposits	958,633	-	-	-	-	-	958,633
Other Assets	2,131,043	-	-	-	143,655	159,360	2,434,058
Total Assets	$ 49,187,770	$ 1,075,944	$ 2,778,578	$ (3,854,522)	$ 8,757,761	$ 8,764,953	$ 66,710,484
LIABILITIES AND STOCKHOLDER'S EQUITY							
Current Liabilities:							
Current portion of notes payable and other debt	$ 744,101	$ -	$ -	$ -	$ 741,265	$ 156,710	$ 1,642,076
Current portion of notes payable to stockholders	16,847	-	-	-	-	-	16,847
Accounts payable	2,151,990	106,607	207,395	(314,002)	-	-	2,151,990
Accrued expenses	5,339,474	467,572	321,548	(789,120)	-	-	5,339,474
Total current liabilities	8,252,412	574,179	528,943	(1,103,122)	741,265	156,710	9,150,387
Notes payable and other debt, net of current portion	25,831,340	545,875	-	(545,875)	7,367,735	8,172,290	41,371,365
Other Liabilities	650,571	-	17,883	(17,883)	-	-	650,571
Deferred tax liability	244,499	-	-	-	-	-	244,499
Total liabilities	34,978,822	1,120,054	546,826	(1,666,880)	8,109,000	8,329,000	51,416,822
Stockholders' equity:							
Preferred stock, no par value; 1,000,000 shares no shares issued or outstanding	-	-	-	-	-	-	-
Common stock and additional paid-in capital, no par value; 29,000,000 shares authorized; 7,959,233 shares issued and outstanding	25,050,918	10,000	10,000	(20,000)	-	-	25,050,918
Accumulated deficit	(11,505,553)	(54,110)	2,221,752	(2,167,642)	648,761	435,953 (F)	(10,420,839)
Total stockholders' equity	13,545,365	(44,110)	2,231,752	(2,187,642)	648,761	435,953	14,630,079
Noncontrolling interest in subsidiaries	663,583				-	-	663,583
Total equity	14,208,948	(44,110)	2,231,752	(2,187,642)	648,761	435,953	15,293,662
Total liabilities and stockholders' equity	$ 49,187,770	$ 1,075,944	$ 2,778,578	$ (3,854,522)	$ 8,757,761	$ 8,764,953	$ 66,710,484

See notes to unaudited pro forma combined financial statements

Unaudited Pro Forma Combined Statements of Operations
For the Nine Months Ended September 30, 2010

	AdCare Health Systems, Inc. and Subsidiaries (A)	Coosa Valley Health Care, Inc. (B)	Attalla Health Care, Inc. (C)	Proforma Adjustments		Proforma Combined
Revenues:						
Patient care revenues	$ 24,308,760	$ 4,532,199	$ 7,373,236	$ -		$ 36,214,195
Management, consulting and development fee revenue	1,564,657	-	-	-		1,564,657
Total revenue	25,873,417	4,532,199	7,373,236	-		37,778,852
Expenses:						
Payroll and related payroll costs	16,269,039	2,882,091	4,230,221	-		23,381,351
Other operating expenses	9,969,523	1,491,933	2,648,297	-		14,109,753
Depreciation and amortization	779,164	58,607	118,723	103,513	(D)	1,060,007
Total expenses	27,017,727	4,432,631	6,997,241	103,513		38,551,112
(Loss) income from operations	(1,144,310)	99,568	375,995	(103,513)		(772,260)
Other Income (Expense):						
Interest income	14,220	-	-	-		14,220
Interest expense, others	(1,020,128)	(29,718)	(1,158)	(650,442)	(E)	(1,701,446)
Other expense	(658,239)	-	-	-		(658,239)
	(1,664,147)	(29,718)	(1,158)	(650,442)		(2,345,465)
Gain on Acquisitions	1,805,741	-	-	-		1,805,741
Income (Loss) Before Income Taxes	(1,002,716)	69,850	374,837	(753,955)		(1,311,984)
Income Tax Expense	(31,925)	-	-	-		(31,925)
Net (Loss) Income	(1,034,641)	69,850	374,837	(753,955)		(1,343,910)
Net (Income) attributable to the noncontrolling ineterest	(665,663)	-	-	-		(665,663)
Net Income (Loss) Attributable to AdCare Health Systems	$ (1,700,304)	$ 69,850	$ 374,837	$ (753,955)		$ (2,009,572)
Net Loss Per Share, Basic:	$ (0.26)					$ (0.31)
Net Loss Per Share, Diluted:	$ (0.26)					$ (0.31)
Weighted Average Common Shares Outstanding,						
Basic	6,433,129					6,433,129
Diluted	6,433,129					6,433,129

See notes to unaudited pro forma combined financial statements

Unaudited Pro Forma Combined Statements of Operations
For the Year Ended December 31, 2009

	AdCare Health Systems, Inc. and Subsidiaries (F)	Coosa Valley Health Care, Inc. (G)	Attalla Health Care, Inc. (H)	Proforma Adjustments		Proforma Combined
Revenues:						
Patient care revenues	$ 24,834,831	$ 6,418,665	$ 10,290,815	$ -		$ 41,544,311
Management, consulting and development fee revenue	1,856,269	-	-	-		1,856,269
Total revenue	26,691,100	6,418,665	10,290,815	-		43,400,580
Expenses:						
Payroll and related payroll costs	15,371,150	4,131,922	5,960,227	-		25,463,299
Other operating expenses	8,626,987	2,019,462	3,330,508	-		13,976,957
Depreciation and amortization	918,851	81,154	149,485	143,818	(I)	1,293,308
Total expenses	24,916,988	6,232,538	9,440,220	143,818		40,733,565
Income from Operations	1,774,112	186,127	850,595	(143,818)		2,667,016
Other Income (Expense):						
Interest income	5,472	-	-	-		5,472
Interest expense, others	(1,207,749)	(36,355)	(8,224)	(858,658)	(J)	(2,110,986)
Interest expense, related parties	(2,177)	-	-	-		(2,177)
Other expense	(46,745)	-	-	(190,286)	(K)	(237,031)
	(1,251,199)	(36,355)	(8,224)	(1,048,944)		(2,344,721)
Gain on Acquisition	-	-	-	1,275,000	(L)	1,275,000
Income (Loss) Before Income Taxes	522,914	149,772	842,372	82,238		1,597,295
Income Tax (Expense)	(42,567)	-	-	-		(42,567)
Net Income (Loss)	480,347	149,772	842,372	82,238		1,554,728
Net (Income) Loss Attributable to Noncontrolling Ineterest	(40,063)	-	-	-		(40,063)
Net Income (Loss)Attributable to AdCare Health Systems	$ 440,284	$ 149,772	$ 842,372	$ 82,238		$ 1,514,665
Net Income Per Share, Basic:	$ 0.11					$ 0.37
Net Income Per Share, Diluted:	$ 0.10					$ 0.34
Weighted Average Common Shares Outstanding,						
Basic	4,113,150				(M)	4,113,150
Diluted	4,465,651				(M)	4,465,651

See notes to unaudited pro forma combined financial statements